PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 4HH

TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

27th September 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance, Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

SUPPL

RE: Peter Hambro Mining Plc
Exemption No. 082-34734

Dear Sir or Madam:

Enclosed is the following information required to be furnished by Peter Hambro Mining Plc to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) the Securities Exchange Act of 1934:

Announcement of:

07027022

- 23rd July
- 17th August (2)
- 24th September – 2007 Interims report.

Yours faithfully,

PETER HAMBRO MINING PLC

By:

Heather Williams
Company Secretary

PROCESSED
OCT 0 3 2007
THOMSON
FINANCIAL

PETER HAMBRO MINING PLC

23 July 2007

Director's Dealing

Peter Hambro Mining PLC ("PHM" or the "Company") announces that it has been informed today that Pavel Maslovskiy, Deputy Chairman, and his associates ("PM") have sold today, to a long term Russian investor, 1,346,935 ordinary shares of £0.01 each in the Company equivalent to 1.66% of the issued share capital of the Company at a price of £10.90 per share, a premium of 14.14% to the closing price of PHM's shares on 19 July 2007. Following this transaction, Pavel Maslovskiy and his associates will hold 17,198,887 ordinary shares, representing 21.19% of the issued share capital of the Company.

Pavel Maslovskiy, Deputy Chairman, said:

"My sale of shares has been carried out in order to achieve a better balance in my family's and my portfolio of investments and to facilitate further non mining investment in Russia. My remaining 21.19% interest in PHM, demonstrates my commitment to the future success of PHM."

Enquiries:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Marianna Adams	Investor Relations	+44 (0) 20 7201 8900
Tom Randell Maria Suleymanova	Merlin	+44 (0) 20 7653 6620
Patrick Magee	JPMorgan Cazenove	+44 (0) 20 7155 4525

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH

TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

17th September 2007

Appointment of Deputy Chairman at Management Company

Peter Hambro Mining plc (the "PHM") announces that Mr Mikhail Shelkov, Director General of LLC "OboronImpex" itself a financial and investment company of ROE group, a company that holds interests in a number of metallurgical assets in Russia, has agreed to become the Deputy Chairman of Management Company Peter Hambro Mining ("MC PHM").

MC PHM, which is a Russian company, is one of the mining services companies in the PHM Group and it supplies construction, engineering and analysis services, on an arm's length contractual basis, amongst others to Aricom PLC. Aricom and LLC "OboronImpex" have today announced the signature of a co-operation agreement covering potential collaboration in international mining ventures.

Mikhail Yevgeniy Shelkov graduated in 1991 from the Moscow Physics and Technology Institute and qualified as an economist at the International University of Business & Management.

Peter Hambro, Chairman said:

"MC PHM is our domestic service company which specializes in mining analysis, development and operation. Aricom is one of MC PHM's largest contracts and this new co-operation agreement is very helpful for both companies. To aid the process Mr Shelkov will be appointed to the Board and we look forward to working with him."

Enquiries:

Peter Hambro	Executive Chairman	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620
Patrick Magee	JPMorgan Cazenove	+44 (0) 20 7155 4525

PETER HAMBRO MINING PLC

11 GROSVENOR PLACE, BELGRAVIA, LONDON, SW1X 7HH
TELEPHONE +44 20 7201 8900 FACSIMILE +44 20 7201 8901

Website: www.peterhambro.com Email: corporate@peterhambro.com

17th August 2007

PETER HAMBRO MINING PLC

("PHM" or "the Company")

Notification of Website Address in Accordance with AIM Rule 26

Peter Hambro Mining plc is pleased to announce that in accordance with rule 26 of the AIM Rules for Companies, details of the Company are available at:

www.peterhambro.com/Compliance.htm

For full information about PHM, please visit the Company's homepage at:

www.peterhambro.com

For further information, please contact:

Alya Samokhvalova	Director of External Communications	+44 (0) 20 7201 8900
Marianna Adams	Investor Relations	+44 (0) 20 7201 8900
Tom Randell	Merlin	+44 (0) 20 7653 6620
Patrick Magee	JPMorgan Cazenove	+44 (0) 20 7155 4525

PETER HAMBRO MINING PLC
INTERIM REPORT 2007

PETER HAMBRO MINING PLC

INTERIM REPORT FOR THE PERIOD ENDED 30 JUNE 2007

HIGHLIGHTS

Peter Hambro Mining Plc ("PHM" or "the Group") is pleased to present the results of a successful half year's activity.

	Six months to 30/6/2007	Six months to 30/6/2006	Variance for period	*12 months to 31/12/2006*
Total attributable gold production, oz*	134,300	108,363	+24%	261,000
Pokrovskiy mine gold production, oz	116,800	93,600	+25%	206,800
Group average gold price received (US$/oz)	US$652	US$573	+14%	US$586
Pokrovskiy mine Cash Operating Cost (GIS US$/oz)**	US$115.8	US$134.4	(14%)	US$134
Pokrovskiy mine Total Production Cost (GIS US$/oz)**	US$249.9	US$251.2	(1%)	US$237
Operating profit, US$ '000 ***	35,335	20,242	+75%	49,623
Earnings per share, US$***	0.265	0.146	+82%	0.398

* Total attributable gold production is comprised of production from the Group's subsidiaries, share of production in joint ventures and other investments.

** As restated due to impact of International Financial Reporting Standards ("IFRS").

*** As restated under IFRS.

Gold Institute Standard ("GIS").

RESULTS

Results for the first six months of 2007 (the "Period") for Peter Hambro Mining Plc compared to the equivalent period of 2006:

- The Group's attributable gold production increased by 24% to 134,300 oz (first six months of 2006 – 108,363 oz).
- Average realised gold sales price was US$652/oz, up by 14% (first six months of 2006 – US$573/oz). The Group remains unhedged.
- Gold Institute Standard Costs at Pokrovskiy mine:
  - Cash Operating Costs US$116/oz – 14% lower than the same period in 2006 (2006 – US$134/oz).
  - Total Production Costs US$249.9 – 1% lower than the same period in 2006 (2006 – US$251 oz.).
- Group operating profit increased by 75% to c.US$35.3 million compared to the same period of 2006 (first six months of 2006 – c.US$20.2 million).
- The Group's second mine, Pioneer, was commissioned in September 2007 on schedule.
- Group exploration activities on its large portfolio of exploration and development properties are producing promising results and these are being reviewed by the independent consultants, Wardell Armstrong International Limited. It is intended that this work will be finished in October 2007 and that the results, in the form of a Competent Person's Report, will be published as soon as they have been reviewed by the Board. This is expected to be in the fourth quarter of 2007.
- Production from the Group's other developing operations totalled c.6,200 oz which is an 88% increase over the same period last year.
- The Group's half year figures are published according to IFRS for the first time as part of its transition to IFRS reporting in line with the requirements of AIM.

CHAIRMAN'S STATEMENT

Dear Shareholder,

Once again my colleagues at PHM have delivered an excellent result for the first half of the year – and remember: the first half year is usually, because of the cold winters in the Amur Region, less productive than the second. An increase in turnover in 2007 of c.58% compared to the same period in 2006 is particularly commendable as it results not only from higher sale prices for gold and silver but, also, more importantly, from increased production. But what really counts is the bottom line. An increase in operating earnings of 75% to c.US$35 million is a great achievement; above all because of the sustained control that has been exercised on costs and which has been reflected in the increase in profit after tax of 87% to c.US$22 million.

The Pokrovskiy mine team has demonstrated its ability to control operating costs in an inflationary environment. An impressive 14% reduction in GIS cash operating costs was due both to the processing of higher quality material through the mill and also due to a number of measures introduced by the management of the mine. For example, expenses on petroleum, oil and lubricants used for the mining fleet at the mine decreased by 6%, and expenses on chemicals and consumables at the Pokrovskiy plant decreased by 4%. The strong rouble has helped this, in part due to the consequent increase of its purchasing power for dollar denominated goods.

The second half of the year has started well and investors will, I believe, be as delighted as I am that we have now brought our second major mine into production. The commissioning of the Pioneer mine took place in September according to the Company's schedule despite severe rainfall in the region. This was another remarkable achievement for the Group's team of specialist engineers, mechanics and scientists and is another historic development for PHM. Although the development plan is a modular process and the ramp up of production is expected to take some time to reach its designed capacity, the first contribution from Pioneer will be a welcome addition to our full year results.

The interim accounts that accompany this letter are the first that we have issued under IFRS. In reporting in this way we have passed another milestone on the way to joining the mainstream of international mining companies. It is interesting to note that the overall difference between the results for the periods under United Kingdom Generally Accepted Accounting Practices ("UK GAAP") and under IFRS is not material.

International financial markets have not enjoyed a peaceful summer and your Board decided that, to ensure continued availability of financing for investment, it would be wise to secure a working capital facility. I am pleased to report that VTB Bank Europe plc, the London arm of one of Russia's most prominent banks and the Group are in the final stage of negotiation of a US$50 million facility.

Finally, as announced previously, we have commissioned a Competent Person's Report on all our mining assets. The reasons for doing so are twofold: first, this will provide full details on all mining assets and how capital expenditure decisions will be made; secondly, the Company wishes to have an independent report showing reserves and resources under both Russian and Western reporting systems. The consultants who have been commissioned to undertake this task, Wardell Armstrong International Limited, are presently on site and we currently expect to be in a position to publish the results of their review during the fourth quarter of 2007. Accordingly we have not included the usual report on geological and development advances during the last six months, since these will be fully covered when the Competent Person's Report is published. As I said earlier, and in the Trading Update issued on 16 July 2007, prospects for the remainder of the year remain good.

Peter Hambro
Executive Chairman

GROUP OPERATIONS REPORT

POKROVSKIY MINE

During the first six months of 2007 Pokrovskiy mine demonstrated stable and successful progress, producing 116,800 oz of gold compared to 93,600 oz in the same period of 2006. This 25% increase was achieved due to the stable work of the plant, improved recovery rates and higher head grades through the mill. The increase in recovery rates was the result of the range of measures introduced by Pokrovskiy mine's specialists in 2006. Amongst these measures were adjustments to the crushing-grinding circuit, creation of an intermediate stockpile for blending purposes and an increase in the leaching time.

Cash operating costs of production per unit were reduced by 14% which was a remarkable achievement of Pokrovskiy mine's team. This was achieved despite the background of 8% inflation in Russia.

Mining operations

Planned advance stripping works were carried out according to the mining plan using geological computer models of the deposit (Micromine). The capacity of the intermediate blending ore stockpile was increased further to 200,000 tonnes which allowed for an optimal ore mixture to be sent to the Resin in Pulp Plant. The commissioning of a new drilling rig (Atlas Copco DML) model with high productivity and a drilling diameter, in spite of increased explosive works, allowed for a reduction of total costs of mining works.

Pokrovskiy mine Mining Operations

Mining	Units	**Six months to 30 June 2007**	Six months to 30 June 2006	Var, %
Total material moved	m^3 '000	**2,458**	2,624	(6%)
Ore mined	t '000	**1,197**	889	35%
Average grade	g/t	**3.6**	3.2	13%
Gold content	oz '000	**136.8**	90.9	50%

Processing Operations – Resin in Pulp plant

863,000 tonnes of ore were treated through the mill in the first half of the year – 6% more than during the same period in 2006. A 5% increase in recovery rates from 86.6% in the first half of 2006 up to 91.0% for the same period this year was a positive achievement especially as harder and less oxidised material was treated through the mill. This was achieved by the introduction of a number of technical improvements to create optimal operating conditions including grinding coarseness, leaching time, speed and quantity of sorbents' circulation and cyanide concentration. An increase in leaching time became possible due to the addition of a new line of leaching tanks installed during the plant's expansion in 2006.

The increase in recovery rates together with the processing of higher grade material through the mill allowed for an increase in the plant's gold output. This was achieved by the introduction of a number of technological improvements last year including the creation of the intermediate stockpile where five different types of ore from the Pokrovskiy pit are blended. This stockpile allows for an optimal mix of different types of ore to go through the Resin in Pulp Plant.

Heap Leach

The increase in the capacity of the gold processing plant and the rise in the gold price allowed for lower grade ore to be processed through the heap leach without an increase in the volume of mining works and without decreasing the overall gold production of Pokrovskiy mine.

The recovery rates, although 22% lower than in 2006 due to a shorter period of leaching as a result of the later start of the leaching season caused by weather conditions, were still impressive for this type of operation in the conditions of the Russian Far East.

Pokrovskiy mine Processing Operations

	Units	Six months to 30 June 2007	Six months to 30 June 2006	Var.%
Resin in Pulp Plant				
Ore from pit	t '000	**352**	609	(42%)
Average grade	g/t	**4.43**	3.85	15%
Ore from stockpile	t '000	**511**	109	369%
Average grade	g/t	**4.43**	4.14	7%
Total milled	t '000	**863**	818	6%
Average grade	g/t	**4.4**	3.8	16%
Gold content	oz '000	**122.7**	99.6	23%
Recovery rate	%	**91.0%**	86.6%	5%
Gold recovered	oz '000	**112**	86	30%
Heap Leach				
Ore stacked	t '000	**354**	345	3%
Average grade	g/t	**0.8**	1.0	(20%)
Gold content	oz '000	**10**	11	(9%)
Recovery rate	%	**53.6%**	68.3%	(22%)
Gold recovered	oz '000	**5**	7	(29%)
Total				
Gold recovered	oz '000	**116.8**	93.6	25%

Gold Institute Standard Operating Cost Analysis

The Group reports and breaks down Pokrovskiy mine's operating costs according to the internationally recognised GIS following the industry best practices.

The GIS cost analysis for the period is as follows:

	Six months to 30 June 2007	Six months to 30 June 2006*	Variance	12 months to 31 December 2006*
Pokrovskiy mine				
All figures reported in US$ per oz of gold produced				
Direct mining expenses	71.3	92.0	**(23%)**	103.0
Third-party smelting, refining and transportation costs	6.3	6.4	**(2%)**	7.0
By-product credits	–	(0.5)		(4.0)
Other	38.19	36.4	**(5%)**	27.8
Cash Operating Costs	**115.8**	**134.4**	**(14%)**	**133.8**
Royalties	42.8	36.8	16%	35.3
Production taxes	9.3	7.7	21%	5.7
Total Cash Costs	**167.8**	**178.8**	**(6%)**	**174.8**
Non-cash movement in stock	30.0	22.9	31%	15.8
Depreciation/Amortisation	52.0	49.51	5%	46.14
Total Production Costs	**249.9**	**251.2**	**(1%)**	**236.8**

* Numbers have been restated due to the transition to IFRS, mainly depreciation/amortisation due to implementation of a unit of production method of depreciation vs. straight line depreciation method for certain mining assets.

A significant decrease in cash operating costs has been achieved due to thorough cash costs control and implementation of a plan aimed to reduce operating costs at every stage of the gold producing circuit on the mine from mining works in the pit to expenses for infrastructure upkeep.

Higher grades and improved recovery rates also positively affected production costs.

During the first half of 2007, the Pokrovskiy mine team achieved a remarkable 6% reduction of expenses on petroleum, oil and lubricants for the mining fleet, a 20% reduction of expenses on petroleum, oil and lubricants for heating supply of the mine and 4% decrease of expenses on chemicals and consumables at the plant.

A new system of bonuses introduced at the beginning of 2007 resulted in an increase in labour productivity.

Non-cash movement in stock reflects the cost of mining incurred in the previous periods but accounted for in the first half of 2007 when the actual gold was produced.

PIONEER MINE

At Pioneer, in the first half of 2007, efforts were concentrated on preparing the deposit for first production in September, on schedule. Mining works were carried out in order to complete geological exploration works and to prepare the deposit for operations.

Mining works were carried out according to a mining plan to produce material for a commissioned Resin in Pulp plant and for the next year. This included advanced stripping and preparation mining works. Mining works are carried out by two electrical excavators EKG5 and 3 diesel excavators Cat 330, 8 Belaz trucks with a capacity of 30 tonnes and six Cat and Volvo in-pit trucks with a capacity of 38 tonnes.

The commissioning of the complex comprising a primary crushing unit, a SAG mill, 2 spiral classifiers, a cyanide leaching circuit, a heap leach, a tailings dam and all necessary auxiliary divisions was carried out in September according to the mining plan. Further infrastructure construction is being carried out at the moment.

Mining operations	Units	Six months to 30 June 2007	Six months to 30 June 2006	Var, %
Pioneer Deposit				
Total Material Moved	'000 m^3	**666**	392	70%
Ore Mined	'000 t	**38**	13	192%
Grade	g/t	**1.8**	1.3	38%
Gold	'000 oz	**2.2**	0.5	340%

MALOMIR DEPOSIT

In accordance with the plans, detailed exploration work was carried out in the north-eastern part of the deposit. During the Period, 32,160m of drilling and 58,900m^3 of trenching was completed. A grid of drill holes and trenches (40m x 40m), intended for the computation of economic reserves of gold of category C1, was established on an area 320–350m in width and approximately 600m in length.

A number of metallurgical tests on the different types of ore at the Malomir deposit were carried out at the Group's laboratories and at specialist scientific institutions, including Irgiredmet. A process of gravity separation and flotation of non-oxidised types of ore similar to that at Pioneer was suggested and proved to yield impressive results. Gold recovery in concentrate from flotation is 83–86% and flotation produces a concentrate that is approximately 4–6% by weight of the ore. Cyanide leaching of oxide ore produces up to 84% recovery.

At the junction of ore body No.10 with the Diagonal zone, two ore columns have been delineated. In the plan, the width of the columns is 50–140m, and they are separated by a narrow (up to 30–40m) strip of lower grade ore. Down dip, both ore columns have been traced for 320m. Reserves of metal in the columns constitute, from initial estimates, c.418,000 oz at a gold grade of 2–2.5g/t (at a 0.8g/t cut off).

Adjacent to the Severniy Fault at depths of 130–240m, a major body of cataclastic quartz metasomatites 150–200m wide has been discovered. This zone constitutes an extension, to depth, of the main Diagonal zone. Within this new ore zone, several ore bodies of a thickness from 20–46m, and gold grades typically of 1.0–2.2g/t (and up to a maximum of 40g/t), have been defined. In the same area of the deposit, at shallower depths, 45–130m, drilling has intersected separate ore bodies from 3–27m thick with gold grades typically of 1.0–2.5g/t.

On the southern continuation of the mineralised zone of the Diagonal fault its continuation has been identified by drill holes as having a thickness of 3.0–6.9m and gold grade of 0.94–1.48g/t.

Two metallurgical bulk samples have been taken from ore bodies in the Quartzite area.

NEWLY DEVELOPING PRODUCTION OPERATIONS

A number of alluvial mining enterprises, now included in the Group, carried out works at the sites of the Group's operational and exploration activities, allowing for additional profits for the Group without major investment in infrastructure or detailed exploration works. Two of them – OAO ZDP Koboldo and ZAO Amur-Dore – which extract gold from alluvial deposits in the north-east of the Amur Region in close proximity to the Tokur and Malomir deposits, produced c.3,900 oz of gold in the first half of 2007. The enterprises exploit alluvial deposits using dredging methods and with the use of washing apparatus.

Plans for 2007 envisage an increase in the production of alluvial gold by 1.5 times (up to 16,000 oz) in comparison with 2006.

JOINT VENTURES IN THE AMUR REGION

Priisk Solovyevskiy, Nagima and Odolgo, all of which are in different types of joint-venture arrangements with PHM, produced c.2,265 oz of attributable gold during the first half of 2007.

On 30 May 2007, a modular plant with gravitational technology for the extraction and processing of concentrate using the intensive cyanidation method was put into operation at the Odolgo site. During June, commissioning works and simultaneous exploitation works were carried out. The first batch of concentrate was processed at the Pokrovskiy Resin in Pulp plant in June at a newly built intensive cyanidation facility.

OMCHAK JOINT VENTURE

Through its subsidiaries, Omchak produced c.23,000 oz of gold in the first half of 2007. This represents c.32.3% of the scheduled production for 2007 and is in line with the previous year's production and in accordance with the internal budget for the first half of 2007. As more than 67% of the gold produced by Omchak comes from the exploitation of placer deposits, the majority of production occurs during the second half of the year. PHM's attributable share of production was c.11,400 oz as it owns a 50% interest in Omchak.

During the first half of the year, Omchak's subsidiaries OOO Zeyazoloto and OOO Noviye Tekhnologii carried out and completed the necessary preparation works for the 2007 production season including the delivery of fuels and lubricants, technical repair works, stripping works and the assembly of washing apparatus. Gold production commenced in June.

Omchak also carried out geological exploration work at three projects in the Chita region in accordance with approved plans and licence conditions.

At the Verkhne-Aliinskiy gold deposit, exploration drilling was completed as well as trenching works and the collection of samples for geotechnical and technological analysis. Since the start of 2007, 12,623m of drilling and 20,000m^3 of trenching has been carried out, and 1,347 core samples and 112 trench samples analysed yielding samples with gold grades up to 166.6g/t.

At the flanks of the Bukhtinskiy prospective area, aerial geophysical exploration is being carried out as well as a geochemical survey. Ore samples and mineralogical samples are being analysed.

At the Kuliinskiy ore field, geological exploration commenced in July 2007 and mining is expected to be commissioned by the end of the year. It is planned to carry out 15,000m^3 of trenching and to collect more than 200 drill samples.

EXPLORATION AND DEVELOPMENT REPORT

During the first half of 2007, the Group's exploration team concentrated their efforts on the most advanced projects of the Group in order to prepare them for exploitation according to the Group's schedule. Works on other projects were progressed according to the frameworks of the exploration plans and licence terms. During this period, the Group carried out 348,600m³ of trenching and 105,642m of drilling.

Yamal

In the first half of 2007, OAO Yamalzoloto carried out appraisal work on two operating projects: the Novogodnee Monto deposit and at the Toupugol-Khanmeishorskiy area. At Novogodnee Monto, finalisation and confirmation of the feasibility study on current exploration conditions was accomplished. At the Toupugol-Khanmeishorskiy area the following work was carried out: drilling – 12,747m (127 boreholes), including structure drilling – 2,324m (72 boreholes); trenching – 52,596m³; assaying: core sampling – 7,085 samples (7,041m core), slurry – 249 samples (256m core), lithogeochemical – 1,110 samples (4,084m core).

As the Petropavlovsk deposit, located 400m from Novogodnee Monto, is a vital part of the plan regarding the future development of the area, intensive exploration works were continued here in 2007. Detailed drilling was carried out in a grid of 40m x 20m in the northern section of the deposit.

At the Petropavlovsk deposit a feasibility study was prepared using the data from the operational calculation of reserves. The feasibility study has set out that the exploitation of the deposit is economically feasible provided that the realisation of output is achieved and that there is demand for stripped rock.

Yamalskaya Gornaya Company

During the period, OOO Yamalskaya Gornaya Company (YGK) carried out geological exploration works including office study and laboratory-analytical works and the initial stages of field works on eight projects contained in six licence areas.

During the period, a complete summary was made for the Ozerno-Pyatirechensk area of all geological, geophysical and geochemical information gathered from three years of field works based on the results of ore sampling from core drill holes and excavation (6,200 samples), aerial litho chemical (more than 8,000 samples) and geophysical exploration and geological observations following prospecting traversing (more than 3,500 tonnes).

Following this correlation of results, the previously forecast presence of three potential ore bearing zones on the Ozernoye site was confirmed. A number of more prospective sites were singled out according to complex characteristics; the evaluation of these areas is expected to be carried out in 2007.

Other Assets

The Group has acquired seven new exploration licences in the Amur region, on a variety of prospective areas, some of which have already been extensively explored and on which ore deposits are defined and reserves and resources have been established. These require some additional drilling to confirm.

Meanwhile, exploration work continues, with promising results, on the Adamikha and Gar-II licence areas in the middle of the Amur region.

It is intended that detailed information will be made available together with the Wardell Armstrong results during the fourth quarter of 2007.

Chemical laboratories

PHM's chemical laboratories have been working at their full capacity.

In order to support exploration works at Malomir, in April 2007 the capacity of the Tokur laboratory was increased by 50% from 6,000 samples a month to 9,000 samples a month (fire assay analyses) due to commissioning a separate sample preparation department of the laboratory at the Malomir site. In June 2007, a new laboratory in Solovievsk was commissioned to support exploration works at the Solovievskaya field. The capacity of this laboratory is 6,000 samples a month (fire assay analyses).

IFRS

PHM Plc has previously prepared its consolidated financial results under United Kingdom Generally Accepted Accounting Practices. With effect from 1 January 2007, the Group is required to prepare its consolidated financial statements in accordance with IFRS as adopted by the European Union (EU).

The first full set of audited annual financial statements prepared under IFRS will be for the year ending 31 December 2007, and the first interim report prepared under IFRS is for the half year ended 30 June 2007.

Gold price/Treasury

The Group's average realised gold price for the period was US$652/oz, up 14% against US$573/oz during the first six months of 2006. The Russian rouble strengthened against the US Dollar by 2% during the period and was RuR25.82/US$ at 30 June 2007 (RuR27.08/US$ – 30 June 2006, RuR26.33/US$ – 31 December 2006). The Group has a policy of no long term gold forward sales or hedging.

Enquiries:

Alya Samokhvalova
Director of External Communication, Peter Hambro Mining Plc +44 (0)20 7201 8900

Patrick Magee
JP Morgan Cazenove +44 (0)20 7155 4525

David Simonson / Tom Randell
Merlin +44 (0)20 7653 6620

This release has been reviewed by Dr. Stephen Henley, who is an independent geological advisor to the Board of Directors of Peter Hambro Mining Plc. Dr. Henley is qualified to act in the capacity of a Competent Person for the purposes of this statement. Dr. Stephen Henley holds a PhD in Geology (University of Nottingham, 1970). He is a Fellow of the Geological Society, a Fellow of the Institution of Materials, Minerals and Mining, and a Chartered Engineer. He is also a Charter Member of the International Association for Mathematical Geology. He has been employed in exploration, mining, academic and geological consultancy posts since 1970 and has participated in Competent Person studies on a variety of different minerals and types of deposit, including gold, polymetallic and chromite projects.

In this interim report we present financial items such as "cash operating costs", "total cash costs" and "total production costs" that have been determined using industry standards as per the Gold Institute and are not measures under International Financial Reporting Standards. An investor should not consider these items in isolation or as alternatives to any measure of financial performance presented in accordance with IFRS either in this document or in any document incorporated by reference herein.

While the Gold Institute has provided definitions for the calculation of "cash operating costs", "total cash costs" and "total production costs", the definitions of certain non-financial measures included herein may vary significantly from those of other gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that total cash costs and total production costs in total by mine and per ounce by mine are useful indicators to investors and management of a mine's performance because they provide a very useful indication of a mine's profitability, efficiency and cash flows. They also show the trend in costs as the mine matures over time and on a consistent basis. These costs can also be used as a benchmark of performance to allow for comparison against other mines of other gold mining companies.

Independent Review Report to
PETER HAMBRO MINING PLC

We have been instructed by the Company to review the financial information of Peter Hambro Mining Plc for the period ended 30 June 2007 which comprises the Condensed Consolidated Interim Income Statement, Condensed Consolidated Interim Balance Sheet, Condensed Consolidated Interim Statement of Cash Flows, and the related Notes 1 to 14. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the AIM Rules of the London Stock Exchange which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed. This interim report has been prepared in accordance with International Accounting Standard 34, "Interim financial reporting".

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2007.

St. Paul's House,
Warwick Lane, London
EC4M 7BP

MOORE STEPHENS LLP
Registered Auditor
Chartered Accountants

21 September 2007

PETER HAMBRO MINING PLC
Condensed Consolidated Interim Income Statement

	Note	Six months to 30 June 2007 $'000	Six months to 30 June 2006 $'000	Year to 31 December 2006 $'000
Gross revenue: Group and share of joint ventures		**99,244**	**63,108**	**177,034**
Group revenue		**93,128**	**59,024**	**157,807**
Net operating expenses		**(57,793)**	**(38,782)**	**(108,184)**
Operating profit		**35,335**	**20,242**	**49,623**
Share of results of joint ventures		(767)	(466)	(173)
Profit before finance items and tax		**34,568**	**19,776**	**49,450**
Financial income		3,227	4,272	7,429
Financial expenses		(5,970)	(5,825)	(11,764)
Profit before taxation		**31,825**	**18,223**	**45,115**
Taxation	4	**(9,953)**	**(6,544)**	**(12,742)**
Profit for the period		**21,872**	**11,679**	**32,373**
Attributable to:				
– equity holders of the company		21,444	11,572	31,986
– minority interest		428	107	387
Earnings per ordinary share	11	**$0.265**	**$0.146**	**$0.398**
Diluted earnings per ordinary share	11	**$0.265**	**$0.144**	**$0.398**

The accompanying notes are an integral part of this Condensed Consolidated Interim Income Statement.

PETER HAMBRO MINING PLC
Condensed Consolidated Interim Balance Sheet

	Note	30 June 2007 $'000	31 December 2006 $'000	30 June 2006 $'000
Assets				
Non-current assets		**403,890**	**360,349**	**259,778**
Goodwill		16,291	13,396	156
Intangible assets		145,604	155,266	120,838
Property, plant and equipment		217,936	165,930	114,487
Investments in joint ventures		9,659	10,534	10,249
Other investments	5	965	1,022	764
Inventories		13,435	14,201	13,284
Current Assets		**131,592**	**145,585**	**202,873**
Inventories		38,317	21,859	22,293
Trade and other receivables	6	56,996	47,323	38,296
Securities held for trading	6	10,207	13,937	–
Cash and cash equivalents	6	26,072	62,466	142,284
Total assets		**535,482**	**505,934**	**462,651**
Liabilities				
Current liabilities		**(50,317)**	**(38,829)**	**(31,873)**
Trade and other payables	6	(48,263)	(37,856)	(30,579)
Current income tax liabilities	6	(2,054)	(973)	(1,294)
Net Current Assets		**81,275**	**106,756**	**171,000**
Total Assets less Current Liabilities		**485,165**	**467,105**	**430,778**
Non-current liabilities		**(159,519)**	**(157,051)**	**(162,511)**
Borrowings	6	(135,245)	(134,740)	(134,407)
Deferred income tax liabilities		(22,707)	(21,744)	(12,550)
Provisions	7	(1,567)	(567)	(15,554)
Net Assets		**325,646**	**310,054**	**268,267**
Capital and reserves				
Share capital	8	1,311	1,311	1,298
Share premium		35,082	35,082	17,797
Other reserves		176,722	176,722	176,722
Contingent reserve on acquisition		–	–	3,152
Equity reserve on bonds		1,583	1,583	1,583
Retained earnings		104,985	83,541	63,127
Equity attributable to PHM shareholders		**319,683**	**298,239**	**263,679**
Minority interests		5,963	11,815	4,588
Total equity		**325,646**	**310,054**	**268,267**

The accompanying notes are an integral part of this Condensed Consolidated Interim Balance Sheet.

These Condensed Consolidated Interim financial statements were approved by the Directors on 21 September 2007.

Peter C P Hambro

PETER HAMBRO MINING PLC
Condensed Consolidated Interim Cash Flow Statement

	Note	Six months to 30 June 2007 $000	Six months to 30 June 2006 $000	Year to 31 December 2006 $000
Cash flows from operating activities				
Cash generated from operations	9	19,932	10,091	47,607
Interest received		1,643	1,060	7,209
Interest paid		(5,045)	(5,417)	(10,935)
Income tax paid		(5,965)	(3,894)	(9,416)
Net cash from operating activities		**10,565**	**1,840**	**34,465**
Cash flows from investing activities				
Acquisitions of subsidiaries and joint ventures net of cash acquired		(9,156)	(991)	(38,613)
Purchase of property, plant and equipment and intangibles		(28,228)	(14,924)	(30,394)
Exploration and evaluation expenditure		(20,241)	(17,398)	(36,747)
Securities held for trading		3,792	–	(13,845)
Payments to Reserve Bonus Scheme holders		–	–	(15,000)
Proceeds from sale of investments available-for-sale		–	4,000	4,000
Acquisition of other investments		(21)	(295)	(537)
Net cash used in investing activities		**(53,854)**	**(29,608)**	**(131,136)**
Cash flows from financing activities				
Net proceeds from issue of ordinary share capital		–	17,822	17,822
Proceeds/repayment from/of borrowings		6,261	6,436	(5,622)
Capital element of finance leases		–	(193)	(243)
Net cash from financing activities		**6,261**	**24,065**	**11,957**
Net decrease in cash and cash equivalents in the period	10	**(37,028)**	**(3,703)**	**(84,714)**
Effect of exchange rates on cash and cash equivalents	10	634	1,453	2,646
Cash and cash equivalents at beginning of period	10	62,466	144,534	144,534
Cash and cash equivalents at end of period	10	**26,072**	**142,284**	**62,466**

The accompanying notes are an integral part of this Condensed Consolidated Interim Cash Flow Statement.

PETER HAMBRO MINING PLC
Condensed Consolidated Interim Statement of Changes in Equity

	Note	Capital $'000	Share premium $'000	Other reserves $'000	Contingent reserve on acquisition $'000	Equity reserve on bonds $'000	Retained earnings $'000	Total $'000	Minority interest $'000	Total equity Total $'000
		Attributable to equity holders of the parent								
Balance at 1 January 2006		1,273	–	176,722	3,152	1,583	51,555	**234,285**	4,481	**238,766**
Recognised income and expenses		–	–	–	–	–	11,572	**11,572**	107	**11,679**
New shares issued	8	25	17,797	–	–	–	–	**17,822**	–	**17,822**
Balance at 30 June 2006		**1,298**	**17,797**	**176,722**	**3,152**	**1,583**	**63,127**	**263,679**	**4,588**	**268,267**
Recognised income and expenses		–	–	–	–	–	20,414	**20,414**	280	**20,694**
Shares issued in relation to acquisition of Peter Hambro Mining (Cyprus) Ltd	8	13	17,285	–	(3,152)	–	–	**14,146**	–	**14,146**
Acquisition of subsidiary undertakings		–	–	–	–	–	–	–	6,748	**6,748**
Additional acquisition of subsidiary undertakings		–	–	–	–	–	–	–	199	**199**
Balance at 31 December 2006		**1,311**	**35,082**	**176,722**	**–**	**1,583**	**83,541**	**298,239**	**11,815**	**310,054**
Recognised income and expenses		–	–	–	–	–	21,444	**21,444**	428	**21,872**
Additional acquisition of subsidiary undertakings	13	–	–	–	–	–	–	–	(6,280)	**(6,280)**
Balance at 30 June 2007		**1,311**	**35,082**	**176,722**	**–**	**1,583**	**104,985**	**319,683**	**5,963**	**325,646**

The accompanying notes are an integral part of this Condensed Consolidated Interim Statement of Changes in Equity.

Notes

Peter Hambro Mining Plc restatement of 2006 Financial Information under IFRS

INTRODUCTION

Peter Hambro Mining Plc and its subsidiaries ("PHM" or "the Group") have historically prepared their consolidated financial statements under UK Generally Accepted Accounting Practices ("UK GAAP"). PHM's shares are traded on the Alternative Investment Market ("AIM") of the London Stock Exchange. Under the AIM Rules companies are required to report under International Financial Reporting Standards ("IFRS") for the first time for accounting periods beginning on or after 1 January 2007. AIM Rule 18 requires AIM companies to produce a half-yearly report, but does not mandate the use of IAS 34.

BASIS OF PREPARATION

These interim financial statements do not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The comparative figures for the financial year ended 31 December 2006 are not the Company's full statutory accounts for that year. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditors' report on those accounts was unqualified and did not contain any statements under section 237(2) or (3) of the Companies Act 1985. The comparative figures for the financial year ended 31 December 2006 have been abridged from the Group's statutory accounts for that financial year, translated from UK GAAP to IFRS. The UK GAAP version of those accounts have been reported on by the Group's auditors and delivered to the Registrar of Companies.

These interim financial statements have been prepared in accordance with IAS 34 "Interim Financial Reporting" and are covered by IFRS 1 "First-time Adoption of IFRS", because they are part of the period covered by the Group's first IFRS financial statements for the year ended 31 December 2007. Except as described below these condensed consolidated interim financial statements have been prepared in accordance with all IFRS standards and IFRIC interpretations as adopted by the European Union issued and effective or issued and early adopted as at the time of preparing these statements. The IFRS standards and IFRIC interpretations that will be applicable at 31 December 2007, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing these condensed consolidated interim financial statements.

The policies set out below have been consistently applied to all the periods presented.

The following new standards, amendments to standards and interpretations have been issued, but are not effective for the financial year ending 31 December 2007 and have not been early adopted:

- IFRIC 11, "IFRS 2 – Group and treasury share transactions", effective for annual periods beginning on or after 1 March 2007. Management do not expect this interpretation to be relevant for the Group.

- IFRIC 12, "Services concession arrangements", effective for annual periods beginning on or after 1 January 2008. Management do not expect this interpretation to be relevant for the Group.

- IFRS 8, "Operating segments", effective for annual periods beginning on or after 1 January 2009, subject to EU endorsement. Management do not currently foresee any changes to the Group's business segments.

The Group's consolidated financial statements were prepared in accordance with the UK GAAP until 31 December 2006. UK GAAP differs in some areas from IFRS. In preparing these condensed consolidated interim financial statements, management has amended certain accounting, valuation and consolidation methods applied in the UK GAAP financial statements to comply with IFRS. The comparative figures in respect of 2006 were restated to reflect these adjustments, except as described in the accounting policies.

Reconciliations and descriptions of the effect of the transition from the UK GAAP to IFRS on the Group's equity and its net income and cash flows are provided in Note 2.

These financial statements are presented in United States dollars because that is the currency of the primary economic environment in which the Group operates. Foreign operations are included in accordance with the policies set out in Note 1.

The preparation of financial information in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgement in the process of applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated interim financial statements are disclosed below.

The Group's transition date to IFRS is 1 January 2006. The rules for first-time adoption of IFRS are set out in IFRS 1 "First-time adoption of International Financial Reporting Standards". In preparing the 2006 IFRS financial information, these transition rules have been applied to the amounts reported previously under UK GAAP.

Notes (continued)

Peter Hambro Mining Plc restatement of 2006 Financial Information under IFRS (continued)

BASIS OF PREPARATION (continued)

IFRS 1 generally requires full retrospective application of the Standards and Interpretations in force at the first reporting date. However, IFRS 1 allows certain exemptions in the application of particular Standards to prior periods in order to assist companies with the transition process. PHM has applied the following exemptions:

- Designation of financial assets and financial liabilities exemption: the Group reclassified various securities as available-for-sale investments and as financial assets at fair value through profit and loss at the opening balance sheet date of 1 January 2006, the IFRS transition date.

- Share-based payment transaction exemption: the Group has elected to apply the share-based payment exemption in respect of the C shares issued by Eponymousco Limited in April 2002.

- Decommissioning liabilities included in the cost of property, plant and equipment exemption: the exemption provided in IFRS 1 from the full retrospective application of IFRIC 1 has been applied to determine the adjustment required to property, plant and equipment in respect of the obligation to decommission existing production facilities.

The Group has not restated business combinations that occurred before the date of transition to comply with IFRS 3 "Business Combinations". This means that:

- The 2002 merger of the economic interests of Peter Hambro Mining Plc and Eponymousco Limited structure continues to be accounted for as a merger.

- Additional deferred tax provisions recognised in respect of fair value adjustment on a business combination have been recognised as a reduction of shareholders' funds on the date of transition.

In addition, IFRS 1 requires that estimates made under IFRS must be consistent with estimates made for the same date under UK GAAP except where adjustments are required to reflect any differences in accounting policies.

UK GAAP financial information

The UK GAAP financial information for the year ended 31 December 2006, presented on pages 32 and 35, is based on the Group's full financial statements for that year, which were prepared in accordance with UK GAAP and on the historical cost basis. These financial statements have been filed with the Registrar of Companies.

The UK GAAP financial information for the period ended 30 June 2006, presented on pages 31 and 34, is based on the Group's half year report for that period, which was prepared using accounting policies consistent with those applied in the Group's full financial statements for the year ended 31 December 2006. This interim financial information is unaudited but reviewed.

Certain changes have been made to the presentation of the UK GAAP financial information reported in the Group's full financial statements for the year ended 31 December 2006 and half year report for the period ended 30 June 2006, as follows:

- The formats of the balance sheet, profit and loss account and cash flow statement have been modified to align them with the IFRS formats, to simplify presentation of the adjustments required to arrive at the IFRS figures.

Notes (continued)

Peter Hambro Mining Plc restatement of 2006 Financial Information under IFRS (continued)

1. Accounting policies adopted under IFRS

These condensed consolidated interim financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss. The principal accounting policies adopted are set out below.

Judgements in applying accounting policies and key sources of estimation uncertainty

Many of the amounts included in the financial statements involve the use of judgement and/or estimation. These judgements and estimates are based on management's best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ from the amounts included in the financial statements. Information about such judgements and estimation is contained in the accounting policies and/or the notes to the financial statements, and the key areas are summarised below.

Areas of judgement that have the most significant effect on the amounts recognised in the financial statements are:

- Determination of mineral reserve estimates – Note 1(f).
- Asset impairments (including impairment of goodwill) – Note 1(g).
- Capitalisation of exploration and evaluation costs – Note 1(e).
- Deferral of stripping costs – Note 1(h).
- Reclamation and closure obligations – Note 1(i).
- Stockpiles, gold in process, ore on leach pads and product inventories – Note 1(l).
- Current income tax recognition – Note 1(p).
- Recoverable VAT. The Group is due refunds of input tax which remain outstanding for periods longer that those provided under statute in Russia.
- Identification of functional currencies – Note 1(b).

a) Basis of consolidation

The financial statements consist of the consolidation of the accounts of Peter Hambro Mining Plc and its subsidiaries.

Subsidiaries
Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date on which control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the Group's share of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Subsidiaries' accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

Notes (continued)

Peter Hambro Mining Plc restatement of 2006 Financial Information under IFRS (continued)

1. Accounting policies adopted under IFRS (continued)

a) Basis of consolidation (continued)

Joint ventures
The Group's interests in jointly controlled entities are accounted for using the equity method of accounting. The Group's investment in joint ventures includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's share of its joint ventures' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment.

Unrealised gains on transactions between the Group and its joint ventures are eliminated to the extent of the Group's interest in the joint ventures. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Joint ventures' accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group.

Acquisitions and disposals
The results of businesses acquired during the year are brought into the consolidated financial statements from the date of acquisition; the results of businesses sold during the year are included in the consolidated financial statements for the period up to the date of disposal. Gains or losses on disposal are calculated as the difference between the sale proceeds (net of expenses) and the net assets attributable to the interest which has been sold.

b) Foreign currency translation

Functional and presentation currency
Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). For the purpose of the consolidated financial statements, the results and financial position of each Group company are expressed in US Dollars, which is the functional currency of the Company and its subsidiaries. The consolidated financial statements are presented in US Dollars, which is the Group's presentation currency.

The rates of exchange used to translate balances from other currencies into US Dollars were as follows (currency per US Dollar):

	30 June 2007	31 December 2006	30 June 2006
Sterling	**0.50**	0.51	0.55
Russian rouble	**25.82**	26.33	27.08

Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rate of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Notes (continued)

Peter Hambro Mining Plc restatement of 2006 Financial Information under IFRS (continued)

1. Accounting policies adopted under IFRS (continued)

c) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary or joint venture at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in non-current assets as a separate line item. Goodwill on acquisitions of joint ventures is included in "Investments in joint ventures" and is tested for impairment as part of the overall balance. Separately recognised goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the synergies of the business combination in which the goodwill arose.

The excess of the acquirer's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired over cost is recognised immediately in the income statement.

d) Intangible assets

Purchased intangible assets excluding mineral rights are recorded at cost less accumulated amortisation and impairment.

Intangible assets acquired as part of an acquisition of a business are capitalised separately from goodwill if the asset is separable or arises from contractual or legal rights, and the fair value can be measured reliably on initial recognition.

Intangible assets excluding mineral rights are amortised using a straight-line method based on estimated useful lives.

e) Exploration and evaluation

As part of the Group's transition to IFRS there have been no changes to the Group's policy for the recognition and measurement of exploration and evaluation expenditure.

Exploration and evaluation expenditure related to an area of interest where the Group has tenure are capitalised as intangible assets.

Exploration and evaluation expenditure in the relevant area of interest comprises costs which are directly attributable to:

- Researching and analysing existing exploration data.
- Conducting geological studies, exploratory drilling and sampling.
- Examining and testing extraction and treatment methods.
- Compiling pre-feasibility and feasibility studies.

Exploration and evaluation expenditure also includes the costs incurred in acquiring mineral rights, the entry premiums paid to gain access to areas of interest and amounts payable to third parties to acquire interests in existing projects. Capitalised costs include general and administrative costs that are only allocated to the extent that those costs can be related directly to operation activities in the relevant area of interest.

All capitalised exploration and evaluation expenditure is assessed for impairment if facts and circumstances indicate that impairment may exist. In circumstances where a property is abandoned, the cumulative capitalised costs relating to the property are written off in the period.

When development of a mine begins, exploration and evaluation assets are transferred to mine development assets (see 1(f)).

Notes (continued)

Peter Hambro Mining Plc restatement of 2006 Financial Information under IFRS (continued)

1. Accounting policies adopted under IFRS (continued)

f) Property, plant and equipment

Land and buildings, plant and equipment
On initial recognition, land, property, plant and equipment are valued at cost, being the purchase price and the directly attributable cost of acquisition or construction required to bring the asset to the location and condition necessary for the asset to be capable of operating in the manner intended by the Group.

Assets in the course of construction are capitalised in the capital construction in progress account. On completion, the cost of construction is transferred to the appropriate category of property, plant and equipment.

Development expenditure
Development expenditure incurred by or on behalf of the Group is accumulated separately for each area of interest in which economically recoverable resources have been identified. Such expenditure includes costs directly attributable to the construction of a mine and the related infrastructure. Once a development decision has been taken, the carrying amount of the exploration and evaluation expenditure in respect of the area of interest is aggregated with the development expenditure and classified under non current assets as "mine development assets". Mine development assets are reclassified as "mining properties" at the end of the commissioning phase, when the mine is capable of operating in the manner intended by management. No depreciation is recognised in respect of mine development assets until they are reclassified as "mining properties". Mine development assets are tested for impairment in accordance with the policy in Note 1(g).

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Depreciation
Depreciation is provided so as to write off the cost, less estimated residual values of property, plant and equipment as follows:

Mine production assets and certain mining equipment, where economic benefits from the asset are consumed in a pattern which is linked to the production level, are depreciated using a unit of production method based on estimated economically recoverable reserves, which results in a depreciation charge proportional to the depletion of reserves. Subsequently these assets are measured at cost less accumulated depreciation and impairment.

Capitalised mine development expenditure is, upon commencement of production and reclassified to "mining properties", depreciated using a unit of production method based on the estimated economically recoverable reserves to which they relate or are written-off if the property is abandoned. Certain capitalised mine development costs related to alluvial gold operations are, upon commencement of production, depreciated using the straight-line method based on estimated useful lives or the life of the relevant license, whichever is shorter.

Other tangible fixed assets are recorded at cost, net of accumulated depreciation. Depreciation is provided on all such tangible assets using the straight-line method based on estimated useful lives, or over the remaining life of the mine if shorter.

	Average life
Buildings	15–50
Plant and machinery	3–20
Vehicles	5–7
Office equipment	5–10
Computer equipment	3–5

Notes (continued)

Peter Hambro Mining Plc restatement of 2006 Financial Information under IFRS (continued)

1. Accounting policies adopted under IFRS (continued)

f) Property, plant and equipment (continued)

Residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. Changes to the estimated residual values or useful lives are accounted for prospectively.

In applying the units of production method, depreciation is normally calculated using the quantity of material processed at the mine in the period as a percentage of the total quantity of material to be extracted in current and future periods based on proven and probable reserves (and, for some mines, mineral resources). In assessing the life of a mine for accounting purposes, mineral resources are only taken into account where there is a high degree of confidence of economic extraction.

g) Impairment of non-financial assets

Property, plant and equipment and finite life intangible assets are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. This applies to the Group's share of the assets held by the joint ventures as well as the assets held by the Group itself.

When a review for impairment is conducted, the recoverable amount is assessed by reference to the higher of "value in use" (being the net present value of expected future cash flows of the relevant cash generating unit) or "fair value less costs to sell". Where there is no binding sale agreement or active market, fair value less costs to sell is based on the best information available to reflect the amount the Group could receive for the cash generating unit in an arm's length transaction. Future cash flows are based on:

- Estimates of the quantities of the reserves and mineral resources for which there is a high degree of confidence of economic extraction.
- Future production levels.
- Future commodity prices (assuming the current market prices will revert to the Group's assessment of the long term average price, generally over a period of three to five years).
- Future cash costs of production, capital expenditure, environment protection, rehabilitation and closure.

IAS 36 "Impairment of assets" includes a number of restrictions on the future cash flows that can be recognised in respect of future restructurings and improvement related capital expenditure. When calculating "value in use", it also requires that calculations should be based on exchange rates current at the time of the assessment.

For operations with a functional currency other than the US Dollar, the impairment review is undertaken in the relevant functional currency. These estimates are based on detailed mine plans and operating budgets, modified as appropriate to meet the requirements of IAS 36 "Impairment of assets".

The discount rate applied is based upon pre-tax discount rate that reflects current market assessments of the time value of money and the risks associated with the relevant cash flows, to the extent that such risks are not reflected in the forecast cash flows.

If the carrying amount of the asset exceeds its recoverable amount, the asset is impaired and an impairment loss is charged to the income statement so as to reduce the carrying amount in the balance sheet to its recoverable amount. A previously recognised impairment loss is reversed if the recoverable amount increases as a result of a reversal of the conditions that originally resulted in the impairment. This reversal is recognised in the income statement and is limited to the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised in prior years.

Notes (continued)

Peter Hambro Mining Plc restatement of 2006 Financial Information under IFRS (continued)

1. Accounting policies adopted under IFRS (continued)

h) Deferred stripping costs

Stripping (i.e. overburden and other waste removal) costs incurred in the development of a mine before production commences are capitalised as part of the cost of constructing the mine and subsequently amortised over the life of the operation.

The Group defers stripping costs incurred subsequently, during the production stage of its operations, for those operations where this is the most appropriate basis for matching the costs against the related economic benefits. This is generally the case where there are fluctuations in stripping costs over the life of the mine, and the effect is material. Deferred stripping costs are charged to operating costs on the basis of allocating the actual volume of stripping to the blocs of ore mined. Where actual allocation of deferred stripping is not feasible deferred stripping costs are charged to operating costs on the basis of the average life of the mine stripping ratio. The average stripping ratio is calculated as the number of cubic metres of waste material removed per tonne of ore mined. The average life of the mine ratio is revised annually in the light of additional knowledge and change in estimates.

i) Provisions for close down and restoration costs

Close down and restoration costs include the dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas. Close down and restoration costs are provided for in the accounting period when the legal or constructive obligation arising from the related disturbance occurs, whether this occurs during the mine development or during the production phase, based on the net present value of estimated future costs. Provisions for close down and restoration costs do not include any additional obligations which are expected to arise from future disturbance. The costs are estimated on the basis of a closure plan. The cost estimates are calculated annually during the life of the operation to reflect known developments and are subject to formal review at regular intervals.

The amortisation or "unwinding" of the discount applied in establishing the net present value of provisions is charged to the income statement in each accounting period. The amortisation of the discount is shown as a financing cost, rather than as an operating cost. Other movements in the provisions for close down and restoration costs, including those resulting from new disturbance, updated cost estimates, changes to the lives of operations and revisions to discount rates are capitalised within property, plant and equipment. These costs are then depreciated over the lives of the assets to which they relate.

Where rehabilitation is conducted systematically over the life of the operation, rather than at the time of closure, provision is made for the outstanding continuous rehabilitation work at each balance sheet date. All other costs of continuous rehabilitation are charged to the income statement as incurred.

Notes (continued)

Peter Hambro Mining Plc restatement of 2006 Financial Information under IFRS (continued)

1. Accounting policies adopted under IFRS (continued)

j) Financial instruments

Financial instruments recognised in the balance sheet include other investments, convertible bonds, trade and other receivables, cash and cash equivalents, borrowings, derivatives, securities held for trading and trade and other payables.

Financial instruments are initially measured at fair value when the Group becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial instruments, except financial instruments classified as at fair value through profit and loss. The subsequent measurement of financial instruments is dealt with below.

Trade and other receivables
Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less accumulated impairment. Impairment of trade and other receivables is established when there is objective evidence as a result of a loss event that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the impairment is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The impairment is recognised in the income statement.

Other investments
Listed investments and unlisted equity investments, other than investments in subsidiaries, joint ventures, and associates, are classified as available-for-sale financial assets and subsequently measured at fair value.

Listed investments fair values are calculated by reference to the quoted selling price at the close of business on the balance sheet date. Fair values for unlisted equity investments are estimated using methods reflecting the economic circumstances of the investee. Equity investments for which fair value cannot be measured reliably are recognised at cost less impairment. Changes in fair value are recognised in equity in the period in which they arise. These amounts are removed from equity and reported in income when the asset is derecognised or when there is evidence that the asset is impaired.

Investments which management has the ability to hold to maturity are classified as held-to-maturity financial assets and are subsequently measured at amortised cost using the effective interest rate method. If there is evidence that held-to maturity financial assets are impaired, the carrying amount of the assets is reduced and the loss recognised in the income statement.

Financial assets at fair value through profit or loss
This category has two sub-categories: financial assets held for trading, and those designated at fair value through profit or loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term or if so designated by management. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

Cash and cash equivalents
Cash and cash equivalents are defined as cash on hand, demand deposits and short-term, highly liquid investments readily convertible to known amounts of cash and subject to insignificant risk of changes in value and are measured at cost which is deemed to be fair value as they have a short-term maturity.

Financial liabilities
Financial liabilities, other than derivatives, are subsequently measured at amortised cost, using the effective interest rate method.

Notes (continued)

Peter Hambro Mining Plc restatement of 2006 Financial Information under IFRS (continued)

1. Accounting policies adopted under IFRS (continued)

j) Financial instruments (continued)

Borrowings
Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

The fair value of the liability portion of a convertible bond is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortised cost basis until extinguished on conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. This is recognised and included in shareholders' equity, net of income tax effects.

Borrowings are classified as current liabilities unless the group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Trade payables
Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

Equity instruments
An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities. Equity instruments issued are recorded at the proceeds received, net of direct issue cost.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is considered in determining whether the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

k) Provisions

Provisions are recognised when the Group has a present obligation, whether legal or constructive, as a result of a past event for which it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are measured at the present value of management's best estimate of the expenditure required to settle the obligation at the balance sheet date. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.

Notes (continued)

Peter Hambro Mining Plc restatement of 2006 Financial Information under IFRS (continued)

1. Accounting policies adopted under IFRS (continued)

l) Inventories

Inventories are valued at the lower of cost and net realisable value after appropriate allowances for redundant and slow moving items. Net realisable value represents estimated selling price in the ordinary course of business less any further costs expected to be incurred to completion. Cost is determined on the following bases:

- Gold in process is valued at the average total production cost at the relevant stage of production.
- Gold on hand is valued on an average total production cost method.
- Ore stockpiles are valued at the average moving cost of mining and stockpiling the ore. Stockpiles are allocated as a non-current asset where the stockpile exceeds current processing capacity.
- Consumable stores are valued at average cost.
- Heap leach pad materials are measured on an average total production cost basis. The cost of materials on the leach pad from which gold is expected to be recovered in a period greater than 12 months is classified as a non-current asset.

A portion of the related depreciation, depletion and amortisation charge relating to production is included in the cost of inventory.

m) Leases

Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

n) Revenue recognition

Revenue is recognised at the fair value of the consideration received or receivable to the extent that it is probable that the economic benefits will flow to the group and the revenue can be reliably measured. Revenue derived from goods and services comprises the fair value of the sale of goods and services to third parties, net of value added tax, rebates and discounts. The following criteria must also be present:

- The sale of mining products is recognised when the significant risks and rewards of ownership of the products are transferred to the buyer.
- Revenue derived from services is recognised in the accounting period in which the services are rendered.
- Revenue from bulk sample sales made during the exploration or development phases of operations is recognised as a sale in the income statement.
- Dividends are recognised when the right to receive payment is established.
- Interest is recognised on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Group.

Notes (continued)

Peter Hambro Mining Plc restatement of 2006 Financial Information under IFRS (continued)

1. Accounting policies adopted under IFRS (continued)

o) Borrowing costs

Interest on borrowings relating to the financing of major capital projects under construction is capitalised during the construction phase as part of the cost of the project. Such borrowing costs are capitalised over the period during which the asset is being acquired or constructed and borrowings have been incurred. Capitalisation ceases when construction is interrupted for an extended period or when the asset is substantially complete.

Other borrowing costs are expensed as incurred.

p) Taxation

Current tax is the tax expected to be payable on the taxable income for the year calculated using rates that have been enacted or substantively enacted by the balance sheet date. It includes adjustments for tax expected to be payable or recoverable in respect of previous periods.

Full provision is made for deferred taxation on all temporary differences existing at the balance sheet date with certain limited exceptions. Temporary differences are the difference between the carrying value of an asset or liability and its tax base. The main exceptions to this principle are as follows:

- Tax payable on the future remittance of the past earnings of subsidiaries, associates and jointly controlled entities is provided for except where the Company is able to control the remittance of profits and it is probable that there will be no remittance in the foreseeable future.
- Deferred tax is not provided on the initial recognition of goodwill or from the initial recognition of an asset or liability in a transaction that does not affect accounting profit or taxable profit and is not a business combination, such as on the recognition of a provision for close down and restoration costs and the related asset or on the inception of finance lease.
- Deferred tax assets are recognised only to the extent that it is more likely than not that they will be recovered.

Deferred tax is provided in respect of fair value adjustments on acquisitions. These adjustments may relate to assets such as mining rights that, in general, are not eligible for income tax allowances. In such cases, the provision for deferred tax is based on the difference between the carrying value of the asset and its nil income tax base.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set-off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

q) Employee benefits

The Group operates a defined contribution pension scheme for the benefit of its employees. The funds of the scheme are administered by independent trustees and are separate from the Group. Contributions are recognised as they fall due.

Notes (continued)

2. IFRS Reconciliation to UK GAAP

Reconciliation of profit for the six months ended 30 June 2006 and the year ended 31 December 2006

	Note	Six months ended 30 June 2006 $'000	Year ended 31 December 2006 $'000
Total net income under UK GAAP attributable to equity holder of the company		**11,118**	**30,556**
Write-back of negative goodwill	a)	–	(176)
Restatement of depreciation charge as a result of changes in the accounting policies	b)	272	490
Reversal of restoration and closing costs under UK GAAP	c)	21	117
Capitalised close down and restoration costs	c)	(18)	(33)
Unwinding of discount on provision	c)	(13)	(24)
Allocation of revised depreciation charge to inventories	d)	77	(24)
Deferred tax – on fair value adjustment	e)	107	318
Deferred tax – on other IFRS adjustments	e)	(274)	179
Share of JVs adjustments	f)	283	551
Adjustment to minority interest		(1)	32
Total net income under IFRS attributable to equity holder of the company		**11,572**	**31,986**

Notes (continued)

2. IFRS Reconciliation to UK GAAP (continued)

Reconciliation of equity at 1 January 2006, 30 June 2006 and 31 December 2006

	Note	1 January 2006 $'000	30 June 2006 $'000	31 December 2006 $'000
Total equity under UK GAAP		**244,449**	**273,493**	**316,289**
Write-back of negative goodwill	a)	176	176	–
Restatement of depreciation charge as a result of changes in the accounting policies	b)	–	272	490
Reversal of restoration and closing costs under UK GAAP	c)	172	193	289
Capitalised close down and restoration costs	c)	(129)	(144)	(162)
Unwinding of discount on provision	c)	(92)	(105)	(116)
Allocation of revised depreciation charge to inventories	d)	1,962	2,039	1,938
Deferred tax – on fair value adjustment	e)	(4,104)	(3,997)	(3,786)
Deferred tax – on other IFRS adjustments	e)	(3,773)	(4,047)	(3,594)
Minority interest – on fair value adjustment	e)	–	–	(1,950)
Share of JVs adjustments	f)	105	387	656
Total equity under IFRS		**238,766**	**268,267**	**310,054**

The above amounts include minority interests which under IFRS are classified as equity.

The principal differences between UK GAAP and IFRS impacting on the Group's income statements, balance sheets and equity reconciliations are as follows:

a) Write-back of negative goodwill
Under IFRS any negative goodwill must be recognised immediately in the statement of income after reassessment, identification and measurement of the acquiree's identifiable net assets and the measurement of the combination's costs.

b) Restatement of depreciation charge as a result of changes in the accounting policies
Depreciation policy in respect of certain non-current tangible assets was changed from straight-line method to unit-of-production method of depreciation Note 1(f).

c) A provisions for close down and restoration costs
Provision and related non-current asset was recognised under IAS 37 "Provisions, Contingent Liabilities and Contingent Assets" in accordance with the IFRS accounting policies Note 1(i). Previously recognised costs were reversed accordingly.

d) Allocation of revised depreciation charge to inventories
A portion of the related depreciation and amortisation charge is included in the cost of inventories.

Notes (continued)

2. IFRS Reconciliation to UK GAAP (continued)

e) Deferred tax

- Deferred tax on fair value adjustments arising on acquisitions. IFRS requires deferred tax to be recognised on all fair value adjustments, other than those recorded as goodwill. The profit under IFRS will benefit as the additional deferred tax provisions are released to the income statement in line with amortisation of the related fair value adjustments. For acquisitions prior to 1 January 2006, the increase in deferred tax provisions was reflected as a reduction in opening shareholders' equity. For acquisitions after 1 January 2006, these additional deferred tax provisions are offset by increases to the value of goodwill or other acquired assets.

- Deferred tax related to other IFRS adjustments.

f) Share of joint ventures' adjustments
The Group has adopted equity accounting for all jointly controlled entities. Principal IFRS adjustments in joint ventures are as follows:

- Reversal of goodwill amortisation. The systematic amortisation of goodwill under UK GAAP, by an annual charge to the profit and loss account, ceased under IFRS.

- Restatement of depreciation charge as a result of changes in the accounting policies. Depreciation policy in respect of certain non-current tangible assets was changed from straight-line method to unit-of-production method of depreciation Note 1(f).

- Deferred tax on fair value adjustments arising on acquisitions.

Notes (continued)

2. IFRS Reconciliation to UK GAAP (continued)

Income statement reconciliation

A reconciliation between the UK GAAP and IFRS profit for the six months ended 30 June 2006 is provided below. The UK GAAP profit and loss account has been presented in an IFRS income statement format.

	Note	GAAP Six months to 30 June 2006 $'000	Adjustment $'000	IFRS Six months to 30 June 2006 $'000
Gross revenue: group and share of joint ventures		**63,108**	**–**	**63,108**
Group revenue		**59,024**	**–**	**59,024**
Net operating expenses		(39,134)	352	(38,782)
Operating profit		**19,890**	**352**	**20,242**
Share of results of joint ventures		(749)	283	(466)
Profit before finance items and tax		**19,141**	**635**	**19,776**
Financial income		4,272	–	4,272
Financial expenses	c)	(5,812)	(13)	(5,825)
Profit before taxation		**17,601**	**622**	**18,223**
Taxation		**(6,377)**	**(167)**	**(6,544)**
Profit for the period		**11,224**	**455**	**11,679**
Attributable to:				
– Equity holders of the company		11,118	454	11,572
– Minority interest		106	1	107

The UK GAAP amounts are based on the UK GAAP profit and loss account adjusted to be consistent with the 2006 IFRS income statement. The main reclassification was to show share of results of joint ventures as one line on the face of the income statement.

Notes (continued)

2. IFRS Reconciliation to UK GAAP (continued)

Income statement reconciliation (continued)

A reconciliation between the UK GAAP and IFRS profit for the year ended 31 December 2006 is provided below. The UK GAAP profit and loss account has been presented in an IFRS income statement format.

	Note	GAAP Year to 31 December 2006 $'000	Adjustment $'000	IFRS Year to 31 December 2006 $'000
Gross revenue: group and share of joint ventures		**177,034**	–	**177,034**
Group revenue		**157,807**	–	**157,807**
Net operating expenses		(108,558)	374	(108,184)
Operating profit		**49,249**	**374**	**49,623**
Share of results of joint ventures		(724)	551	(173)
Profit before finance items and tax		**48,525**	**925**	**49,450**
Financial income		7,429	–	7,429
Financial expenses	c)	(11,740)	(24)	(11,764)
Profit before taxation		**44,214**	**901**	**45,115**
Taxation		**(13,239)**	**497**	**(12,742)**
Profit for the period		**30,975**	**1,398**	**32,373**
Attributable to:				
– equity holders of the company		30,556	1,430	31,986
– minority interest		419	(32)	387

The UK GAAP amounts are based on the UK GAAP profit and loss account adjusted to be consistent with the 2006 IFRS income statement. The main reclassification was to show share of results of joint ventures as one line on the face of the income statement.

Notes (continued)

2. IFRS Reconciliation to UK GAAP (continued)

Balance Sheet reconciliations

A reconciliation between the UK GAAP and IFRS consolidated balance sheet at 1 January 2006 (date of transition to IFRS) is provided below. The UK GAAP balance sheet has been amended to an IFRS presentation.

	Note	GAAP 31 December 2005 $'000	Adjustment $'000	IFRS 1 January 2006 $'000
Assets				
Non-current assets		**226,161**	**1,504**	**227,665**
Goodwill	a)	(176)	176	–
Intangible assets incl. exploration and development **		132,786	(29,911)	102,875
Property, plant and equipment	b), c)	74,959	30,232	105,191
Investments in joint ventures	f)	10,609	105	10,714
Other investments		448	–	448
Inventories	d)	7,535	902	8,437
Current Assets		**191,793**	**1,060**	**192,853**
Inventories	d)	15,986	1,060	17,046
Trade and other receivables		31,273	–	31,273
Cash and cash equivalents		144,534	–	144,534
Total assets		**417,954**	**2,564**	**420,518**
Liabilities				
Current liabilities		**(18,909)**	**-**	**(18,909)**
Trade and other payables		(17,735)	–	(17,735)
Current income tax liabilities		(1,174)	–	(1,174)
Net Current Assets		**172,884**	**1,060**	**173,944**
Total Assets less Current Liabilities		**399,045**	**2,564**	**401,609**
Non-current liabilities		**(154,596)**	**(8,247)**	**(162,843)**
Creditors, amounts falling due after one year		(2,250)	–	(2,250)
Borrowings		(133,920)	–	(133,920)
Deferred income tax liabilities	e)	(1,182)	(7,877)	(9,059)
Provisions	c)	(17,244)	(370)	(17,614)
Net Assets		**244,449**	**(5,683)**	**238,766**
Capital and reserves				
Share capital		1,273	–	1,273
Other reserves		176,722	–	176,722
Merger reserve ***		8,755	(8,755)	–
Contingent reserve on acquisition		3,152	–	3,152
Equity reserve on bonds		1,583	–	1,583
Retained earnings		48,440	3,115	51,555
Equity attributable to PHM shareholders		**239,925**	**(5,640)**	**234,285**
Minority interests *		4,524	(43)	4,481
Total equity		**244,449**	**(5,683)**	**238,766**

PETER HAMBRO MINING PLC
Condensed Consolidated Balance Sheet
At 31 December 2006

Notes (continued)

2. IFRS Reconciliation to UK GAAP (continued)

Balance Sheet reconciliations (continued)

A reconciliation between the UK GAAP and IFRS consolidated balance sheet at 30 June 2006 is provided below. The UK GAAP balance sheet has been amended to an IFRS presentation.

	Note	GAAP 30 June 2006 $'000	Adjustment $'000	IFRS 30 June 2006 $'000
Assets				
Non-current assets		**257,149**	**2,629**	**259,778**
Goodwill	a)	(176)	332	156
Intangible assets incl. exploration and development **		149,770	(28,932)	120,838
Property, plant and equipment	b), c)	84,977	29,510	114,487
Investments in joint ventures	f)	9,862	387	10,249
Other investments		764	–	764
Inventories	d)	11,952	1,332	13,284
Current Assets		**202,166**	**707**	**202,873**
Inventories	d)	21,586	707	22,293
Trade and other receivables		38,296	–	38,296
Cash and cash equivalents		142,284	–	142,284
Total assets		**459,315**	**3,336**	**462,651**
Liabilities				
Current liabilities		**(31,873)**	**–**	**(31,873)**
Trade and other payables		(30,579)	–	(30,579)
Current income tax liabilities		(1,294)	–	(1,294)
Net Current Assets		**170,293**	**707**	**171,000**
Total Assets less Current Liabilities		**427,442**	**3,336**	**430,778**
Non-current liabilities		**(153,949)**	**(8,562)**	**(162,511)**
Borrowings		(134,407)	–	(134,407)
Deferred income tax liabilities	e)	(4,349)	(8,201)	(12,550)
Provisions	c)	(15,193)	(361)	(15,554)
Net Assets		**273,493**	**(5,226)**	**268,267**
Capital and reserves				
Share capital		1,298	–	1,298
Share premium		17,797	–	17,797
Other reserves		176,722	–	176,722
Merger reserve ***		8,755	(8,755)	–
Contingent reserve on acquisition		3,152	–	3,152
Equity reserve on bonds		1,583	–	1,583
Retained earnings		59,557	3,570	63,127
Equity attributable to PHM shareholders		**268,864**	**(5,185)**	**263,679**
Minority interests *		4,629	(41)	4,588
Total equity		**273,493**	**(5,226)**	**268,267**

Notes (continued)

2. IFRS Reconciliation to UK GAAP (continued)

Balance Sheet reconciliations (continued)

A reconciliation between the UK GAAP and IFRS consolidated balance sheet at 31 December 2006 is provided below. The UK GAAP balance sheet has been amended to an IFRS presentation.

	Note	GAAP 31 December 2006 $'000	Adjustment $'000	IFRS 31 December 2006 $'000
Assets				
Non-current assets		**349,718**	**10,631**	**360, 349**
Goodwill	a), e)	5,439	7,957	13,396
Intangible assets incl. exploration and development **		183,220	(27,954)	155,266
Property, plant and equipment	b), c)	137,197	28,733	165,930
Investments in joint ventures	f)	9,878	656	10,534
Other investments		1,022	–	1,022
Inventories	d)	12,962	1,239	14,201
Current Assets		**144,886**	**699**	**145,585**
Inventories	d)	21,160	699	21,859
Trade and other receivables		47,323	–	47,323
Securities held for trading		13,937	–	13,937
Cash and cash equivalents		62,466	–	62,466
Total assets		**494,604**	**11,330**	**505,934**
Liabilities				
Current liabilities		**(38,829)**	–	**(38,829)**
Trade and other payables		(37,856)	–	(37,856)
Current income tax liabilities		(973)	–	(973)
Net Current Assets		**106,057**	**699**	**106,756**
Total Assets less Current Liabilities		**455,775**	**11,330**	**467,105**
Non-current liabilities		**(139,486)**	**(17,565)**	**(157,051)**
Borrowings		(134,740)	–	(134,740)
Deferred income tax liabilities	e)	(4,457)	(17,287)	(21,744)
Provisions	c)	(289)	(278)	(567)
Net Assets		**316,289**	**(6,235)**	**310,054**
Capital and reserves				
Share capital		1,311	–	1,311
Share premium		35,082	–	35,082
Other reserves		176,722	–	176,722
Merger reserve ***		8,755	(8,755)	–
Equity reserve on bonds		1,583	–	1,583
Retained earnings		78,996	4,545	83,541
Equity attributable to PHM shareholders		**302,449**	**(4,210)**	**298,239**
Minority interests *		13,840	(2,025)	11,815
Total equity		**316,289**	**(6,235)**	**310,054**

Notes (continued)

2. IFRS Reconciliation to UK GAAP (continued)

Balance Sheet reconciliations (continued)

The UK GAAP amounts are based on the UK GAAP balance sheet adjusted to be consistent with the 2006 IFRS statement. The main reclassifications were as follows:

* Minority interests have been reclassified to a separate component of equity. Under UK GAAP they were reported as a liability.

** Exploration and development assets have been reclassified to intangible assets and property, plant and equipment accordingly.

*** Merger reserve has been reclassified to retained earnings.

Various other categories have been renamed in accordance with IFRS.

Cash flow statements

The presentation of certain items in the cash flow statement prepared under IAS 7 "Cash Flow Statements" differs to the previous presentation under UK GAAP.

Under IFRS, cash flows are segregated into three categories: operating, investing and financing. This differs from UK GAAP which requires additional sub categories. Foreign currency exchange differences are also recorded on the face of the cash flow statement under IFRS. The cash inflows and outflows under IFRS also differ to those reported under UK GAAP.

Notes (continued)

3. Business segment information

	Gold mining		Construction and other services		Exploration and evaluation		Corporate		Consolidated	
	Six months 2007 $'000	Six months 2006 $'000	**Six months 2007 $'000**	Six months 2006 $'000	**Six months 2007 $'000**	Six months 2006 $'000	**Six months 2007 $'000**	Six months 2006 $'000	**Six months 2007 $'000**	Six months 2006 $'000
Revenue:										
Gold sales	70,366	51,478	–	–	–	–	–	–	70,366	51,478
Silver sales	–	286	–	–	–	–	–	–	–	286
Other external sales	–	–	21,440	6,407	751	853	571	–	22,762	7,260
Inter-segment sales	–	–	7,736	3,244	8,047	3,969	3,935	3,212	19,718	10,425
Sub total	70,366	51,764	29,176	9,651	8,798	4,822	4,506	3,212	112,846	69,449
(Less: inter-segment sales)	–	–	(7,736)	(3,244)	(8,047)	(3,969)	(3,935)	(3,212)	(19,718)	(10,425)
Total Group revenue	**70,366**	**51,764**	**21,440**	**6,407**	**751**	**853**	**571**	**–**	**93,128**	**59,024**
Expenses:										
Net operating expenses excluding below expenses	18,936	16,193	17,136	6,190	1,890	1,270	8,876	9,224	46,838	32,877
Inter-segment expenses	–	–	6,001	2,784	7,748	3,810	–	–	13,749	6,594
Royalties	4,699	3,283	–	–	–	–	–	–	4,699	3,283
Depreciation and amortisation	6,163	4,926	921	122	459	147	127	114	7,670	5,309
Sub total	29,798	24,402	24,058	9,096	10,097	5,227	9,003	9,340	72,956	48,063
(Less: inter-segment sales)	–	–	(6,001)	(2,784)	(7,748)	(3,810)	–	–	(13,749)	(6,594)
Total Group expenses	**29,798**	**24,402**	**18,057**	**6,312**	**2,349**	**1,417**	**9,003**	**9,340**	**59,207**	**41,469**
Segment result	**40,568**	**27,362**	**3,383**	**95**	**(1,598)**	**(564)**	**(8,432)**	**(9,340)**	**33,921**	**17,551**
Exchange gain									1,887	3,855
Unallocated expenses									(473)	(1,164)
Operating profit									**35,335**	**20,242**
Share of results of joint ventures									(767)	(466)
Operating profit after joint ventures									**34,568**	**19,776**
Financial income									3,227	4,272
(Financial expenses)									(5,970)	(5,825)
(Taxation)									(9,953)	(6,544)
Profit for the period									**21,872**	**11,679**

Gold revenue was solely derived from Pokrovskiy mine operations 105,872 oz (six months 2006 – 89,365 oz) and two alluvial operations (Amur Dore and Koboldo) which combined sold c.2,000 oz (six months 2006–c.500 oz).

Notes (continued)

3. Business segment information (continued)

	Gold mining		Construction and other services		Exploration and evaluation		Corporate		Consolidated	
	30 June 2007 $'000	31 December 2006 $'000	**30 June 2007 $'000**	31 December 2006 $'000	**30 June 2007 $'000**	31 December 2006 $'000	**30 June 2007 $'000**	31 December 2006 $'000	**30 June 2007 $'000**	31 December 2006 $'000
Other information:										
Segment assets	218,396	164,024	76,780	73,208	173,299	176,840	30,850	53,995	499,325	468,067
Goodwill									16,291	13,396
Securities held for trading									10,207	13,937
Group share of net assets in joint ventures									9,659	10,534
Consolidated total assets									**535,482**	**505,934**
Segment liabilities	19,816	8,056	21,601	19,782	3,103	2,073	5,310	8,512	49,830	38,423
Borrowings									135,245	134,740
Tax liability									2,054	973
Deferred Income Tax Liability									22,707	21,744
Consolidated total liabilities									**209,836**	**195,880**

	Gold mining		Construction and other services		Exploration and evaluation		Corporate		Consolidated	
	Six months 2007 $'000	Six months 2006 $'000	**Six months 2007 $'000**	Six months 2006 $'000	**Six months 2007 $'000**	Six months 2006 $'000	**Six months 2007 $'000**	Six months 2006 $'000	**Six months 2007 $'000**	Six months 2006 $'000
Capital expenditures	**29,783**	19,819	**2,350**	212	**13,459**	9,009	**2,877**	3,282	**48,469**	32,322

4. Taxation on profit on ordinary activities

	30 June 2007 $'000	30 June 2006 $'000	31 December 2006 $'000
Current tax:			
UK corporation tax on profits for the year (30%)	**509**	–	586
Foreign tax (24%)	**8,480**	5,283	12,518
Total current tax	**8,989**	5,283	13,104
Deferred tax:			
Origination and reversal of timing differences	**964**	1,261	704
Total deferred tax	**964**	1,261	704
Over provision in respect of prior years	**–**	–	(1,066)
Tax on profit on ordinary activities	**9,953**	6,544	12,742

Notes (continued)

5. Other investments

	30 June 2007 $'000	30 June 2006 $'000	31 December 2006 $'000
Unlisted equity investments	**965**	764	1,022

The above investments have been recorded at cost as fair values cannot be measured reliably.

The Group has the following material subsidiaries and other significant investments, which were consolidated in these financial statements.

Principal subsidiary and joint venture undertakings	Country of incorporation	Principal activity	Principal country of operation	Effective proportion of shares held
Held directly by the Company				
Eponymousco Ltd	United Kingdom	Holding Company	United Kingdom	100%
Victoria Resources Ltd	United Kingdom	Holding Company	United Kingdom	100%
Peter Hambro Mining Group Finance Ltd	Guernsey	Finance Company	United Kingdom	100%
Yamal Holdings Ltd	Cyprus	Holding Company	Cyprus	100%
Peter Hambro Mining (Cyprus) Ltd	Cyprus	Holding Company	Cyprus	100%
Sicinius Ltd	Cyprus	Holding Company	Cyprus	100%
ZAO Management Company PHM	Russia	Holding Company	Russia	100%
OOO Olga	Russia	Gold exploration and production	Russia	100%
OAO Pokrovskiy Rudnik	Russia	Gold exploration and production	Russia	98.6%
ZAO ZRK Omchak (Joint Venture)	Russia	Gold exploration and production	Russia	50%

Notes (continued)

5. Other investments (continued)

Principal subsidiary and joint venture undertakings	Country of incorporation	Principal activity	Principal country of operation	Effective proportion of shares held
Held indirectly via 100% owned subsidiaries				
OOO Tokurskiy Rudnik	Russia	Gold exploration and production	Russia	100%
OOO GRK Victoria	Russia	Gold exploration and production	Russia	100%
OOO Obereg	Russia	Security services	Russia	100%
OOO Spanch	Russia	Gold exploration and production	Russia	100%
OOO Osipkan	Russia	Gold exploration and production	Russia	100%
ZAO Amur Dore	Russia	Gold exploration and production	Russia	100%
OOO NPGF Regis	Russia	Exploration work	Russia	100%
OOO Rudoperspektiva	Russia	Gold exploration and production	Russia	100%
OAO ZDP Koboldo	Russia	Gold exploration and production	Russia	95.7%
ZAO PHM Engineering	Russia	Project and engineering services	Russia	75%
OAO Yamalskaya Gornaya Kompania ("YGK")	Russia	Construction and Gold exploration and production	Russia	74.87%

Notes (continued)

5. Other investments (continued)

Principal subsidiary and joint venture undertakings	Country of incorporation	Principal activity	Principal country of operation	Effective proportion of shares held
Held indirectly via Pokrovskiy Rudnik				
OAO YamalZoloto	Russia	Gold exploration and production	Russia	98.6%
OOO Kapstroi	Russia	Construction	Russia	98.6%
ZAO Malomyrskiy Rudnik	Russia	Gold exploration and production	Russia	98.6%
ZAO Region	Russia	Gold exploration and production	Russia	98.6%
ZAO Rudnoye (Joint Venture)	Russia	Gold exploration and production	Russia	49%
Held indirectly via YGK				
ZAO SeverChrome	Russia	Chrome exploration and production	Russia	73.9%
Held indirectly via Sicinius				
OAO Irgiredmet	Russia	Researching services	Russia	98.36%

In February 2007 PHM (Cyprus) Ltd acquired 100% of Rudoperspektiva for a consideration of US$17,539.

In April 2007 Tokurskiy Rudnik acquired a further 4.05% of Koboldo for consideration of US$13,865.

In April 2007 Sicinius Ltd acquired a further 18.36% of Irgiredmet for consideration of US$9,176,651.

Notes (continued)

6. Monetary assets and liabilities

	30 June 2007 $'000	30 June 2006 $'000	31 December 2006 $'000
Debtors – US Dollar	**11**	4,242	303
Debtors – Russian Rouble	**51,449**	32,586	42,502
Debtors – GBP	**609**	285	988
Cash – US Dollar	**5,118**	101,994	11,748
Cash – Russian Rouble	**17,156**	32,728	46,684
Cash – GBP	**3,798**	7,562	4,034
Loans (short term) – Russian Rouble	**4,927**	1,183	3,530
Securities held for trading – Russian Rouble	**10,207**	–	13,937
	93,275	180,580	123,726
Monetary assets – US Dollar	**5,129**	106,236	12,051
Monetary assets – Russian Rouble	**83,739**	66,497	106,653
Monetary assets – GBP	**4,407**	7,847	5,022
	93,275	180,580	123,726
Creditors – US Dollar	**8,926**	559	12,065
Creditors – Russian Rouble	**28,964**	13,651	22,796
Creditors – GBP	**1,016**	779	968
Short – term Loans – US Dollar	**11,411**	4,195	3,000
Short – term Loans – Rouble	**–**	12,689	–
Guaranteed Convertible Bonds – US Dollar	**135,245**	134,407	134,740
	185,562	166,280	173,569
Creditors (short and long-term) – US Dollar	**155,582**	139,161	149,805
Creditors (short and long-term) – Russian Rouble	**28,964**	26,340	22,796
Creditors (short and long-term) – GBP	**1,016**	779	968
	185,562	166,280	173,569

The Russian rouble strengthened against the US Dollar by 2% during the six months of 2007 and was RuR25.82/US$ at 30 June 2007 (RuR26.33/US$ – 31/12/06).

The Russian rouble strengthened against the US Dollar by 9% during the year 2006 and was RuR26.33/US$ at 31 December 2006 (RuR28.78/US$ – 31/12/05).

Included within the Group net operating expenses are foreign currency translation gains of US$1,887,000 (30 June 2006 – gain of US$3,855,000 and 31 December 2006 – gain of US$5,623,000).

Notes (continued)

7. Provisions

	30 June 2007 $'000	30 June 2006 $'000	31 December 2006 $'000
Provision for restoration and closing costs	**1,567**	554	567
RBS holders	–	15,000	–
	1,567	15,554	567
Provision at 1 January	**567**	15,542	15,542
Additional provision	**965**	–	–
Unwinding of discount on environmental obligation	**35**	12	25
Settlement (RBS holders)*	–	–	(15,000)
Provision at period end	**1,567**	15,554	567

* One of the Company's subsidiaries, Pokrovskiy Rudnik, set up a Reserve Bonus Scheme (the "Scheme") for certain senior Group executives of that company. The scheme was never fully implemented. Under the scheme participants were to be awarded freely transferable 'Scheme units' at the end of each year from 2002 to 2012 based on US$5 per ounce of gold added to the designated reserves for the Scheme.

Agreement was reached with those entitled to participate in the Scheme (the "Eligible Persons") for the Scheme not to proceed. The Independent Directors, being Sir Rudolph Agnew, Peter Hill-Wood and Philip Leatham having taken professional advice and consulted with the Company's nominated adviser, agreed that the sum of US$15,000,000 in aggregate (the "Scheme Payment") was fair compensation to the Eligible Persons for the Scheme not proceeding. The Eligible Persons excluded Directors. The Independent Directors also considered that this payment was less than the cost to the Group (as determined by reference to the estimated net present value of the ongoing payment obligations for the Company under the Scheme) if the scheme were to proceed. The sum of US$15,000,000 was subsequently paid in August 2006.

Notes (continued)

8. Share Capital

	Company		
Ordinary shares	**30 June 2007 $'000**	30 June 2006 $'000	31 December 2006 $'000
Allotted, called up and fully paid:			
At the beginning of the period	**1,311**	1,273	1,273
Shares issued in relation to acquisition of Peter Hambro Mining (Cyprus) Ltd	–	–	13
Other new issues	–	25	25
At the end of the period	**1,311**	1,298	1,311
Number of shares (par value £0.01)			
Authorised	**120,000**	100,000	*120,000*
Issued at the beginning of the period	**81,156**	78,957	78,957
Shares issued in relation to acquisition of Peter Hambro Mining (Cyprus) Ltd	–	–	750
Other new issues	–	1,449	1,449
At the end of the period	**81,156**	80,406	81,156

On 18 April 2006 the Company issued 1,448,545 ordinary shares at a price of £6.875 per share pursuant to a Share Option Agreement with the International Finance Corporation (the IFC). As a result of this transaction a share premium of US$17.8m was created.

Notes (continued)

9. Net Cash Inflow from Operating Activities

	30 June 2007 $'000	30 June 2006 $'000	31 December 2006 $'000
Cash received from customers	**89,435**	61,214	162,130
Cash paid to suppliers and employees	**(57,137)**	(38,215)	(84,352)
Other proceeds	**1,665**	409	1,296
Other expenses	**(14,031)**	(13,317)	(31,467)
Net cash inflow from operating activities	**19,932**	10,091	47,607

10. Analysis of Net Debt

	At 1 January 2007 $'000	Cash Flow $'000	Other non-cash changes $'000	Exchange movement $'000	At 30 June 2007 $'000
Cash in hand and at the bank	**62,466**	(37,028)	–	634	**26,072**
Debt due within one year	**(3,000)**	(8,506)	–	95	**(11,411)**
Debt due after one year	**(140,000)**	–	–	–	**(140,000)**
Less equity component	**1,583**	–	–	–	**1,583**
Bonds issue cost capitalised	**3,677**	–	(505)	–	**3,172**
Finance leases/sales and lease back	**(316)**	56	–	–	**(260)**
Net Cash inc. leasing	**(75,590)**	(45,478)	(505)	729	**(120,844)**

Notes (continued)

11. Earnings per ordinary share

	Six months to 30 June 2007 $'000	Six months to 30 June 2006 $'000	Year to 31 December 2006 $'000
Profit for the period US$'000	**21,872**	11,679	32,373
Weighted average number of ordinary shares	**81,155,052**	79,543,972	80,302,732
Earnings per ordinary share	**0.265**	0.146	0.398
Weighted average number of ordinary shares	**81,155,052**	79,543,972	80,302,732
Contingent shares	–	750,000	–
Weighted average number of diluted shares	**81,155,052**	80,293,972	80,302,732
Diluted earnings per share	**US$0.265**	US$0.144	US$0.398

Notes (continued)

12. Related Parties

The Group had the following related party transactions during the year, (VAT is included where applicable):

Related party	Description	Movement for the six months 2007 $'000	Amount due from/ (due to 30 June) 2007 $'000	Movement for the year ended 31 December 2006 $'000	Amount due from/ (due to) 31 December 2006 $'000
Aricom Plc and subsidiaries	Geological work	127	173	2,062	329
Aricom Plc and subsidiaries	Project and engineering services	403	(1,066)	2,398	522
Aricom Plc and subsidiaries	Management services	571	571	–	–
Aricom Plc and subsidiaries	Construction services	10,340	(3,248)	15,307	(3,591)
Total Aricom Plc		**11,441**	**(3,570)**	**19,767**	**(2,740)**
Expobank and subsidiaries	Current account	3,380	3,980	–	600
Expobank and subsidiaries	Deposit account	(25,675)	765	–	26,440
Expobank and subsidiaries	Promissory Notes	(2,517)	6,375	8,892	8,892
Expobank and subsidiaries	Sales of gold and silver	43,488	–	74,425	–
Expobank and subsidiaries	Sales of gold through metallic account	31,495	–	3,007	–
Expobank and subsidiaries	Purchase of gold to sale through metallic account	(31,134)	–	(3,028)	–
Expobank and subsidiaries	Purchases/sales of bonds	(3,798)	–	3,798	3,798
Total Expobank		**15,239**	**11,120**	**87,094**	**39,730**

Notes (continued)

13.Acquisition of subsidiary undertakings

(a) Rudoperspektiva

In February 2007 PHM (Cyprus) Ltd acquired 100% of OOO Rudoperspektiva for consideration of US$17,539.

This company is a gold alluvial mining enterprise.

The fair values of the assets and liabilities on the date of acquisition were:

	Rudoperspektiva Book value $'000	Fair Value adjustment $'000	Total $'000
Intangible assets	757	48	805
Cash and cash equivalents	52	–	52
Trade and other payables	(839)	–	(839)
Fair value of net assets acquired	**(30)**	**48**	**18**
			18
Consideration			
Cash			18
			18

(b) Irgiredmet

In April 2007 Sicinius Ltd acquired a further 18.36% Irgiredmet for consideration of US$9,176,651.

14.Capital commitments

Capital commitments include property, plant and equipment purchases for the Pioneer deposit development. Amounts contracted for but not provided for in the financial statements amounted to US$15,714,000 (31 December 2006 – US$13,320,000) for the Group.

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PETER HAMBRO MINING PLC

Office

11 Grosvenor Place
Belgravia
London
SW1X 7HH

Tel. +44 20 7201 8900
Fax. +44 20 7201 8901
Email. contact@peterhambro.com

www.peterhambro.com

END